UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 7

General Communication, Inc.

(Name of Issuer)

Class A Common Stock, no par value

Class B Common Stock, no par value

(Title of Class of Securities)

Class A Common Stock: 369385 10 9

Class B Common Stock: 369385 20 8

(CUSIP Number)

Anastasia Kelly

Executive Vice President and General Counsel

MCI, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

(703) 886-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 17 Pages)

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 2 of 17

1.	NAMES OF REPORTING PERSONS MCI, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 58-1521612
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                Class A Common Stock: 750,000*

  8.    SHARED VOTING POWER

                Class A Common Stock: 3,884,842**

                Class B Common Stock: 1,275,791

  9.    SOLE DISPOSITIVE POWER

                Class A Common Stock: 750,000*

10.    SHARED DISPOSITIVE POWER

                Class A Common Stock: 3,884,842**

                Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 4,634,842*/** Class B Common Stock: 1,275,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 8.4%*/** Class B Common Stock: 33.0%
14.	TYPE OF REPORTING PERSON CO

*	Includes 750,000 shares of Class A Common Stock issuable upon conversion of 9,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI directly, based on a liquidation preference of $1,000 and a conversion price of $12.
**	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion price of $12, and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 3 of 17

1.	NAMES OF REPORTING PERSONS MCI WORLDCOM Network Services, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 13-2745892
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                None

  8.    SHARED VOTING POWER

                Class A Common Stock: 3,884,842*

                Class B Common Stock: 1,275,791

  9.    SOLE DISPOSITIVE POWER

                None

10.    SHARED DISPOSITIVE POWER

                Class A Common Stock: 3,884,842*

                Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,884,842* Class B Common Stock: 1,275,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 7.2%* Class B Common Stock: 33.0%
14.	TYPE OF REPORTING PERSON CO

*	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion price of $12, and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 4 of 17

1.	NAMES OF REPORTING PERSONS MCI Communications Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 58-2358731
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                None

  8.    SHARED VOTING POWER

                Class A Common Stock: 3,884,842*

                Class B Common Stock: 1,275,791

  9.    SOLE DISPOSITIVE POWER

                None

10.    SHARED DISPOSITIVE POWER

                Class A Common Stock: 3,884,842*

                Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,884,842* Class B Common Stock: 1,275,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 7.2%* Class B Common Stock: 33.0%
14.	TYPE OF REPORTING PERSON CO

*	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion price of $12, and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 5 of 17

PRELIMINARY STATEMENT

This Amendment No. 7 amends and supplements the Schedule 13D dated May 24, 1993, as amended by Amendment No. 1 dated November 20, 1996, Amendment No. 2 dated November 9, 2001, Amendment No. 3 dated November 13, 2001, Amendment No. 4 dated March 22, 2002, Amendment No. 5 dated April 10 and 11, 2002 and Amendment No. 6 dated August 29, 2003 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, no par value (“Class A Stock”), and the Class B Common Stock, no par value (“Class B Stock”) of General Communication, Inc., an Alaska corporation (the “Issuer”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2. IDENTITY AND BACKGROUND

The first paragraph of Item 2 is deleted and replaced with the following:

MCI, Inc., a Delaware corporation (“MCI”), was formerly known as WorldCom, Inc., a public corporation organized in 1983 under the laws of Georgia (“WorldCom”). The principal business of MCI and its subsidiaries is telecommunications. MCI Communications Corporation (“MCIC”) and MCI WORLDCOM Network Services, Inc. (f/k/a MCI Telecommunications Corporation) (“Network Services” and, together with MCI and MCIC, the “Reporting Persons”) are Delaware corporations and are direct and indirect wholly-owned subsidiaries of MCI, respectively.

In addition, Item 2 is amended to add the following at the end thereof:

MCI, as successor by merger to WorldCom, has resolved all claims brought by the SEC described above. MCI remains subject to the ongoing obligations imposed by the permanent injunction entered by the District Court on November 26, 2002, as modified, including the oversight of Corporate Monitor Richard Breeden.

On August 27, 2003, the Attorney General of Oklahoma filed a criminal action in Oklahoma County District Court against WorldCom and six former executives of WorldCom alleging fifteen violations of the state’s securities laws. On September 11, 2003, WorldCom entered a not guilty plea to these charges. In November 2003, the Attorney General dismissed the charges against one of WorldCom’s former executives, Mr. Bernard Ebbers. The Attorney General has expressed his intention to refile the charges at a later time. On March 12, 2004, the Attorney General and WorldCom entered into a deferred prosecution agreement under which the criminal action against WorldCom was dismissed.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 6 of 17

Since January 2002, WorldCom has terminated or accepted the resignations of various company officers and other financial and accounting personnel, including WorldCom’s former chief financial officer and corporate controller.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to add the following at the end thereof:

On November 18, 2004, MCI, Network Services and the Issuer entered into a Stock Purchase Agreement (the “Repurchase Agreement”), pursuant to which the Issuer has agreed to repurchase from MCI and Network Services in a privately negotiated transaction an aggregate of 3,751,509 shares of Class A Common Stock and 10,000 shares of Series C Preferred Stock for an aggregate purchase price of $41,250,069.97.

ITEM 4. PURPOSE OF TRANSACTION

The first two paragraphs of Item 4 are deleted and replaced with the following:

In the past, pursuant to a Voting Agreement dated October 31, 1996, the Reporting Persons had the right to nominate two individuals to the board of directors of the Issuer. Although this voting agreement has expired in accordance with its terms, Stephen Mooney continues to serve as a director of the Issuer nominated by Network Services, and Ronald Beaumont served as a director nominated by Network Services before his resignation from the Issuer’s board of directors on October 2, 2002. Jerry Edgerton was subsequently nominated by Network Services to serve as a director of the Issuer, and was elected to the Issuer’s board on June 24, 2004.

The shares of Class A Stock, Class B Stock and Series C Preferred Stock were acquired for investment purposes. While the Reporting Persons have no present intention of acquiring or influencing control of the Issuer, except as described in Items 4 and 6, they intend to monitor their investments in the Issuer and take actions consistent with their best interests. Subject to market conditions and other factors, the Reporting Persons may, from time-to-time, sell some of their shares including, without limitation, in privately negotiated or open market transactions, pursuant to registration statements filed under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144 under the Securities Act or otherwise. In the absence of an effective registration statement, or an applicable exemption from registration, the Reporting Persons may be limited in the number of shares they can sell within certain time periods. This Schedule 13D does not constitute an offer to sell, or a solicitation of an offer to buy, any such shares. Any shares sold in a private placement transaction would not be registered under the Securities Act, and such shares in such case may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any transaction involving a public offering would only be made by means of a prospectus. The Reporting Persons intend to maintain strategic and commercial relationships with the Issuer for the foreseeable future and expect that Mr. Mooney and Mr. Edgerton will continue to serve as directors of the Issuer, subject to their nomination and re-election upon expiration of their current terms.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 7 of 17

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The first three paragraphs of Item 5 are deleted and replaced with the following:

Network Services and MCIC presently own beneficially 3,884,842 shares of Class A Stock (including 83,333 shares of Class A Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by Network Services, based on a liquidation preference of $1,000 and a conversion price of $12, and 50,000 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which are held by WorldCom Ventures), representing approximately 7.2% of the presently outstanding shares of Class A Stock, based upon (a) a total of approximately 54,205,376 outstanding shares of Class A Stock as of October 28, 2004, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, (b) the shares issuable upon conversion of the Series C Convertible Redeemable Accreting Preferred Stock, and (c) the shares issuable upon exercise of the options to purchase Class A Stock as described above. Network Services and MCIC presently own beneficially 1,275,791 shares of Class B Stock, representing approximately 33.0% of the presently outstanding shares of Class B Stock, based upon 3,865,686 outstanding shares of Class B Stock as of October 28, 2004, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

MCI presently owns beneficially 4,634,842 shares of Class A Stock (including 750,000 shares of Class A Stock issuable upon conversion of 9,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI directly, 83,333 shares of Class A Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by Network Services based on a liquidation preference of $1,000 and a conversion price of $12, and 50,000 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which are held by WorldCom Ventures), representing approximately 8.4% of the presently outstanding shares of Class A Stock based upon (a) a total of approximately 54,205,376 outstanding shares of Class A Stock as of October 28, 2004, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, (b) the shares issuable upon conversion of the Series C Convertible Redeemable Accreting Preferred Stock, and (c) the shares issuable upon exercise of the options to purchase Class A Stock as described above. MCI presently owns beneficially 1,275,791 shares of Class B Stock, representing approximately 33.0% of the presently outstanding shares of Class B Stock, based upon a total of 3,865,686 outstanding shares of Class B Stock as of October 28, 2004, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

Network Services, MCIC (through Network Services) and MCI (through MCIC) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by Network Services. MCI has the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by MCI. WorldCom Ventures, Network Services (through WorldCom Ventures), MCIC (through Network Services) and MCI (through MCIC) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer that may be obtained upon the exercise of the options granted to WorldCom Ventures.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 8 of 17

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to add the following at the end thereof:

Repurchase Agreement

The Repurchase Agreement (described in Item 3 above) provides for the repurchase by the Issuer for the aggregate purchase price of $41,250,069.97 an aggregate of (a) 9,000 shares of Series C Preferred Stock from MCI and (b) 3,751,509 shares of Class A Stock and 1,000 shares of Series C Preferred Stock from Network Services. The Repurchase Agreement is filed as Exhibit 8 to this Schedule 13D and incorporated herein by reference.

The foregoing is only a summary of certain terms and conditions of the 1993 Stock Purchase Agreement, the 1996 Stock Purchase Agreement, the Option Agreements, the Amended and Restated Registration Rights Agreement and the Repurchase Agreement and is qualified in its entirety by reference to the copies of those agreements filed as exhibits hereto.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Attached hereto or incorporated herein are the following exhibits:

1.	Joint Filing Agreement, dated August 28, 2003, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D of the Issuer dated August 29, 2003 (SEC File No. 005-38452)).

2.	Stock Purchase Agreement dated as of March 31, 1993, between General Communication, Inc. and MCI Telecommunications Corporation (incorporated by reference to Exhibit 1 to Schedule 13D of the Issuer dated May 24, 1993 (SEC File No. 005-38452)).

3.	Stock Purchase Agreement dated as of September 13, 1996, between General Communication, Inc. and MCI Telecommunications Corporation (incorporated by reference to Exhibit 5 to Schedule 13D of the Issuer dated November 20, 1996 (SEC File No. 005-38452)).

4.	Statement of Stock Designation Regarding Series C Preferred Stock (incorporated by reference to Exhibit 9 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

5.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons (incorporated by reference to Exhibit 11 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

6.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons (incorporated by reference to Exhibit 12 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 9 of 17

7.	Amended and Restated Registration Rights Agreement, dated as of June 30, 2001, among General Communication, Inc., MCI WORLDCOM Network Services, Inc. and WorldCom, Inc. (incorporated by reference to Exhibit 10 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

8.	Stock Purchase Agreement, dated as of November 18, 2004, by and among General Communication, Inc., MCI, Inc. and MCI WORLDCOM Network Services, Inc. (filed herewith).

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 10 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2004

MCI, INC.

By:	/s/ Anastasia Kelly
Name:	Anastasia Kelly
Title:	Executive Vice President and General Counsel

MCI WORLDCOM NETWORK SERVICES, INC.

By:	/s/ Nicole S. Jones
Name:	Nicole S. Jones
Title:	Assistant Secretary

MCI COMMUNICATIONS CORPORATION

By:	/s/ Nicole S. Jones
Name:	Nicole S. Jones
Title:	Assistant Secretary

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 11 of 17

ANNEX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MCI, INC.

Directors and Executive Officers of MCI, Inc. (“MCI”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of MCI. The principal address of MCI is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment

DENNIS R. BERESFORD J.M. Tull School of Accounting Terry College of Business The University of Georgia Athens, GA 30602 U.S.A.	Mr. Beresford is a director of MCI. Mr. Beresford is an Ernst & Young Executive Professor of Accounting at the J.M. Tull School of Accounting, Terry College of Business, The University of Georgia.

ROBERT T. BLAKELY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Blakely serves as Executive Vice President and Chief Financial Officer of MCI.

FRED M. BRIGGS MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Briggs serves as President of Operations and Technology of MCI.

MICHAEL D. CAPELLAS MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas is a director of MCI and serves as President and Chief Executive Officer of MCI.

DANIEL L. CASACCIA MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Casaccia serves as Executive Vice President – Human Resources of MCI.

JONATHAN CRANE MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Crane serves as Executive Vice President – Strategy and Corporate Development of MCI.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 12 of 17

Name and Current Business Address	Present Principal Occupation or Employment
W. GRANT GREGORY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Gregory is a director of MCI. Mr. Gregory is the chairman and co-founder of Gregory & Hoenemeyer, Merchant Bankers.

JUDITH HABERKORN MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Haberkorn is a director of MCI. Ms. Haberkorn formerly served as President, Consumer Sales & Service of Bell Atlantic.

ELIZABETH HACKENSON MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Hackenson serves as Executive Vice President and Chief Information Officer of MCI.

VICTORIA D. HARKER MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Harker serves as Senior Vice President and Treasurer of MCI.

LAURENCE E. HARRIS MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Harris is a director of MCI. Mr. Harris is a private attorney.

NANCY M. HIGGINS MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Higgins serves as Executive Vice President and Chief Ethics Officer of MCI.

ERIC HOLDER MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Holder is a director of MCI. Mr. Holder is a private attorney.

WAYNE E. HUYARD MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Huyard serves as President of U.S. Sales and Service of MCI.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 13 of 17

Name and Current Business Address	Present Principal Occupation or Employment
NICHOLAS deB. KATZENBACH 33 Greenhouse Drive Princeton, NJ 08540 U.S.A.	Mr. Katzenbach is the chairman of the board of directors of MCI. Mr. Katzenbach is a private attorney.

ANASTASIA D. KELLY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Executive Vice President and General Counsel of MCI.

JENNIFER McGAREY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. McGarey serves as Vice President and Corporate Secretary of MCI.

MARK NEPORENT MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Neporent is a director of MCI. Mr. Neporent is the Chief Operating Officer, General Counsel and Senior Manager of Cerberus Capital Management, L.P.

C.B. ROGERS, JR. Equifax, Inc. 3060 Peachtree Road – Suite 240 Atlanta, GA 30305 U.S.A.	Mr. Rogers is a director of MCI. Mr. Rogers formerly served as an executive officer and director of Equifax Inc.

ERIC SLUSSER MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Slusser serves as Senior Vice President and Controller of MCI.

GRACE CHEN TRENT MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Trent serves as Senior Vice President – Communications and Chief of Staff of MCI.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 14 of 17

ANNEX B

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF MCI WORLDCOM NETWORK SERVICES, INC.

Directors and Executive Officers of MCI WORLDCOM Network Services, Inc. (“Network Services”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Network Services. The principal address of Network Services is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment
ROBERT T. BLAKELY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Blakely is a director of Network Services. Mr. Blakely serves as Executive Vice President and Chief Financial Officer of MCI.

MICHAEL D. CAPELLAS MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President and Chief Executive Officer of Network Services. Mr. Capellas is a director of MCI and the President and Chief Executive Officer of MCI.

VICTORIA D. HARKER MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Harker serves as Treasurer of Network Services. Ms. Harker is the Senior Vice President and Treasurer of MCI.

NICOLE S. JONES MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Jones serves as Assistant Secretary of Network Services.

ANASTASIA KELLY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly is a director of Network Services. Ms. Kelly is the Executive Vice President and General Counsel of MCI.

JENNIFER McGAREY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. McGarey serves as Secretary of Network Services. Ms. McGarey is the Vice President and Corporate Secretary of MCI.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 15 of 17

Name and Current Business Address	Present Principal Occupation or Employment
STEPHEN R. MOONEY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Mooney serves as Assistant Treasurer of Network Services.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 16 of 17

ANNEX C

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF MCI COMMUNICATIONS CORPORATION

Directors and Executive Officers of MCI Communications Corporation (“MCIC”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of MCIC. The principal address of MCIC is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment
ROBERT T. BLAKELY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Blakely is a director of MCIC. Mr. Blakely serves as Executive Vice President and Chief Financial Officer of MCI.

MICHAEL D. CAPELLAS MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President and Chief Executive Officer of MCIC. Mr. Capellas is a director of MCI and the President and Chief Executive Officer of MCI.

VICTORIA D. HARKER MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Harker serves as Treasurer of MCIC. Ms. Harker is the Senior Vice President and Treasurer of MCI.

NICOLE S. JONES MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Jones serves as Assistant Secretary of MCIC.

ANASTASIA KELLY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly is a director of MCIC. Ms. Kelly is the Executive Vice President and General Counsel of MCI.

JENNIFER McGAREY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. McGarey serves as Secretary of MCIC. Ms. McGarey is the Vice President and Corporate Secretary of MCI.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 17 of 17

Name and Current Business Address	Present Principal Occupation or Employment
STEPHEN R. MOONEY MCI, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Mooney serves as Assistant Treasurer of MCIC.

Exhibit 8

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of November 18, 2004 by and among General Communication, Inc., an Alaska corporation (“Purchaser”), and MCI, Inc., a Delaware corporation (successor by merger to WorldCom, Inc.), and MCI WORLDCOM Network Services, Inc., a Delaware corporation (collectively, the “Sellers” and each, a “Seller”).

Recitals

A. Sellers own, beneficially and of record, 3,751,509 shares of the Class A Common Stock of the Purchaser (the “Class A Shares”), and 10,000 shares of the Series C Convertible Redeemable Accreting Preferred Stock of the Purchaser (the “Series C Preferred Shares,” and together with the Class A Shares, the “Shares”).

B. Sellers desires to sell to Purchaser, and Purchaser desires to purchase from Sellers, the Shares pursuant to the terms and conditions contained in this Agreement.

Agreement

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

DEFINED TERMS

The following terms will have the following meanings in this Agreement:

“Closing” means the consummation of the transactions contemplated by this Agreement.

“Liens” means all liens, pledges, claims, security interests, restrictions, mortgages, deeds of trust, tenancies and other possessory interests, conditional sale or other title retention agreements, assessments, easements and other burdens, options or encumbrances of any kind.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale of Shares. Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser will purchase from Sellers all of Sellers’ right, title and interest in and to the Shares. At the Closing, each Seller will deliver to Purchaser certificates for the Shares being sold by it, together with duly executed stock assignments relating to such

Shares and such other instruments and documents as may be necessary, or appropriate to properly transfer the Shares to Purchaser, and each party hereto will take the other actions described in Section 5.

2.2 Purchase Price. With respect to the Class A Shares, Purchaser will pay to Sellers an amount equal to $8.33 per share (the “Class A Purchase Price”). With respect to the Series C Preferred Shares, Purchaser will pay to Sellers a total of $10,000,000.00, plus accrued and unpaid dividends to the Closing Date (as defined below) (the “Series C Purchase Price”). The aggregate amount of the Class A Purchase Price and the Series C Purchase Price is $41,250,069.97 (the “Purchase Price”).

At the Closing, the Purchase Price will be paid by wire transfer to an account designated by Sellers in written instructions delivered to Purchaser. Sellers will be responsible for allocating the Purchase Price among themselves.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Sellers. Each Seller represents and warrants to Purchaser, as of the date of this Agreement and the Closing Date, that:

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated. Seller has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by Seller of this Agreement have been duly authorized by all requisite corporate action of such Seller.

(b) This Agreement constitutes the legal, valid and binding obligation of Seller enforceable in accordance with its terms against Seller except insofar as enforceability may be affected by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(c) Neither the execution and delivery of this Agreement nor the consummation by Seller of the transactions contemplated hereby violates or conflicts with the organizational documents of Seller or any agreement or other restriction of any kind to which Seller is a party or by which it or its assets are bound.

(d) Seller owns the Shares set forth opposite its name on Schedule 1, beneficially and of record, free and clear of any Liens. Seller is not a party to or subject to, and none of the Shares it owns is subject to, any voting trust, voting agreement, proxy or other agreement or understanding with respect to the voting or transfer of such Shares; and there are no rights of first refusal, buy-sell arrangements, options, warrants, rights to acquire, calls or other commitments or contractual restrictions of any character relating to any of such Shares.

(e) Seller has not, directly or indirectly, employed or retained any advisor, broker or agent or incurred any liability for any advisory, brokerage or agency fee or commission in connection with the transactions contemplated by this Agreement.

(f) Seller has been given a reasonable opportunity to ask questions of and receive answers from Purchaser, and all persons acting on its behalf, concerning the Purchaser’s financial position, results of operations, prospects and any other matters related to Purchaser’s stock. Seller has availed itself of such opportunity to the full extent desired. Seller understands all documents, financial statements and other information so provided.

3.2 Representations and Warranties of Purchaser. Purchaser represents and warrants to Sellers, as of the date of this Agreement and the Closing Date, that:

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated. Purchaser has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by Purchaser of this Agreement have been duly authorized by all requisite corporate action of Purchaser.

(b) This Agreement constitutes the legal, valid and binding obligation of Purchaser enforceable in accordance with its terms against Purchaser except insofar as enforceability may be affected by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(c) Neither the execution and delivery of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby violates or conflicts with the organizational documents of Purchaser or any agreement or other restriction of any kind to which Purchaser is a party or by which it or its assets are bound.

(d) Purchaser is acquiring the Shares for Purchaser’s own account and not with a view towards their distribution.

ARTICLE 4

COVENANTS

Each of Purchaser and each Seller hereby covenants and agrees to use commercially reasonable efforts to satisfy the conditions to its obligations set forth in Section 5.2 or Section 5.3, as the case may be, below; provided that nothing in this Agreement will require GCI, Inc. to consummate the issuance of its debt as contemplated by Section 5.3(b) on terms that are materially different than the terms of GCI, Inc.’s existing 7.25% debt securities.

ARTICLE 5

CLOSING

5.1 Closing. The Closing will be held within 3 business days after the satisfaction of the conditions set forth in Sections 5.2 and 5.3 at the offices of Sherman & Howard L.L.C. in Denver, Colorado at 10:00 a.m. local time, or at such other time and place as the parties may mutually agree upon and will be effective as of 12:01 a.m. local time on such date (the “Closing Date”). Deliveries at the Closing may be made by mail and facsimile.

5.2 Sellers’ Conditions. The obligation of Sellers to sell the Shares to Purchaser at the Closing is subject to satisfaction at the Closing of each of the following conditions:

(a) The Purchase Price shall have been tendered to Sellers; and

(b) All representations and warranties of Purchaser contained in this Agreement shall be true in all material respects, and Purchaser shall have performed and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by Purchaser prior to or at the Closing.

5.3 Purchaser’s Conditions. The obligation of Purchaser to purchase the Shares from Sellers at the Closing is subject to satisfaction at the Closing of each of the following conditions:

(a) Purchaser shall have received consent to consummate the transactions contemplated by this Agreement from (i) the requisite lenders pursuant to the Credit, Guaranty, Security and Pledge Agreement dated as of October 31, 2003 among GCI Holdings, Inc. and the lenders party thereto, and (ii) the holders of its Series B Convertible Redeemable Accreting Preferred Stock;

(b) GCI, Inc. shall have received proceeds from the issuance of its debt securities after the date hereof in an aggregate principal amount of at least $60,000,000.

(c) Each Seller shall have delivered to Purchaser certificates representing the Shares owned by it, duly endorsed in blank and accompanied by stock powers duly endorsed in blank, or such other instruments or documents as may be necessary or appropriate to properly transfer to Purchaser title to the Shares, free and clear of all Liens, voting trusts, voting agreements, proxies and other agreements or understandings with respect to the voting or transfer of the Shares; and

(d) All representations and warranties of each Seller contained in this Agreement shall be true in all material respects, and each Seller shall have performed and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by such Seller prior to or at the Closing.

ARTICLE 6

TERMINATION

6.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned

(a) at any time, by the mutual agreement of Purchaser and Sellers;

(b) at any time, by either Sellers, on one hand, or Purchaser, on the other hand, if the other is in material breach or default of its respective covenants, agreements or other obligations in this Agreement, or if any of its representations in this Agreement are not true and accurate in all material respects when made or when otherwise required by this Agreement to be true and accurate such that the conditions of such party to its obligations set forth in Section 5 cannot be satisfied; and

(c) by either Sellers, on one hand, or Purchaser, on the other hand, upon written notice to the other, if any of the conditions to its obligations set forth in Sections 5.2 and 5.3, respectively, shall not have been satisfied on or before December 31, 2004, for any reason other than a material breach or default by such party of its respective covenants, agreements or other obligations hereunder, or any of its representations herein not being true and accurate in all material respects when made or when otherwise required by this Agreement to be true and accurate in all material respects.

6.2 Effect of Termination. In the event of any termination of this Agreement by either Sellers, on one hand, or Purchaser, on the other hand, pursuant to Section 6.1, this Agreement (other than as set forth in Section 6.2 and Article 7, each of which will survive the termination of this Agreement) immediately will become void and there will be no liability or obligation on the part of Sellers, Purchaser, or their respective affiliates, stockholders, directors, officers, agents or representatives; provided, that no such termination will relieve any party of any liability or damages resulting from any willful or intentional breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE 7

GENERAL PROVISIONS

7.1 Survival of Representations, Warranties and Covenants. Regardless of any investigation made at any time by or on behalf of any party hereto or of any information any party may have in respect thereof, each of the representations, warranties and covenants made in this Agreement will survive the Closing.

7.2 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Any failure of any of the parties hereto to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any other failure.

7.3 Further Assurances. If at any time after the Closing any further action is necessary or desirable to carry out the intent of this Agreement, each party will take such further actions (including the execution and delivery of instruments and documents), without additional consideration, as the other party reasonably may request.

7.4 Expenses and Obligations. All costs and expenses incurred by the parties hereto in connection with the consummation of the transactions contemplated hereby will be borne solely and entirely by the party that has incurred such expenses.

7.5 No Third Party Beneficiaries. This Agreement will be binding upon and, except as provided below, inure solely to the benefit of each party hereto and their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

7.6 Assignment. Neither this Agreement nor any of the rights, interests nor obligations hereunder will be assignable by any of the parties hereto. Any attempted assignment in violation of this Section will be null and void.

7.7 Notices.

(a) All notices and other communications hereunder will be in writing and will be deemed given if delivered personally, telecopied, mailed by registered or certified mail (return receipt requested), or sent by recognized overnight courier to a party to the address set forth for such party below (or at such other address for a party as will be specified by like notice):

If to Purchaser:

General Communication, Inc.

2550 Denali Street, Suite 1000

Anchorage, AK 99503

Attn: Chief Financial Officer

Facsimile: (970) 868-5676

With a copy, which will not constitute notice, to:

Sherman & Howard L.L.C.

633 17th Street, Suite 3000

Denver, CO 80202

Attn: Steven D. Miller, Esq.

Facsimile: (303) 298-0940

If to Sellers:

c/o MCI, Inc.

22001 Loudoun County Parkway

Ashburn,VA 20147

Attn: General Counsel

Facsimile: (703) 886-0860

With a copy to:

c/o MCI, Inc.

22001 Loudoun County Parkway

Ashburn,VA 20147

Attn: Treasurer

Facsimile: (703) 886-0860

(b) Any of the above addresses may be changed at any time by notice given as provided above; however, any such notice of change of address will be effective only upon receipt. All notices, requests or instructions given in accordance herewith will be deemed received on the date of delivery, if hand delivered, on the date receipt is confirmed, if telecopied, three business days after the date of mailing, if mailed by registered or certified mail, return receipt requested, and one business day after the date sent, if sent by recognized overnight courier.

7.8 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7.9 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter hereof. There are no representations or warranties, agreements or covenants other than those expressly set forth in this Agreement.

7.10 Governing Law. This Agreement will be construed in accordance with and governed by the internal laws of the State of Alaska (without reference to its rules as to conflicts of law).

7.11 Attorneys Fees. The prevailing party in any action by any party to this agreement to enforce its rights under this Agreement will be entitled to recover, in addition to any other relief awarded by a court of competent jurisdiction, its reasonable costs and expenses, including attorneys’ fees, of preparing for and participating in such action.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Stock Purchase Agreement to be signed, all as of the date first written above.

PURCHASER:

GENERAL COMMUNICATION, INC.

By:	/s/ John M. Lawson
Name:	John M. Lawson
Title:	SVP & CFO

SELLERS:

MCI, INC.

By:	/s/ Jonathan C. Crane
Name:	Jonathan C. Crane
Title:	EVP - CSO

MCI WORLDCOM NETWORK SERVICES, INC.

By:	/s/ Nicole S. Jones
Name:	Nicole S. Jones
Title:	Assistant Secretary

Schedule 1

Ownership of Shares

Seller	Number of Shares	Type of Shares
MCI, Inc.	9,000	Series C Preferred Shares

MCI WORLDCOM Network Services, Inc.	3,751,509	Class A Shares

MCI WORLDCOM Network Services, Inc.	1,000	Series C Preferred Shares